July 27, 2016
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom It May Concern:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Hilton Worldwide Holdings Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, which was filed with the U.S. Securities and Exchange Commission on July 27, 2016.

            Very truly yours,

HILTON WORLDWIDE HOLDINGS INC.

By: /s/ Kristin A. Campbell
Name: Kristin A. Campbell Title: Executive Vice President and General Counsel